SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                 FORM N-18F-1

                Notification of Election Pursuant to Rule 18f-1

                   Under the Investment Company Act of 1940


                        NEUBERGER BERMAN EQUITY ASSETS

                           NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company, on behalf of the following series: Neuberger Berman Socially Responsive Assets ("Series"), hereby notifies the Securities and Exchange Commission that Series elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this Notification of Election to be duly executed on its behalf in the County of New York and the State of New York on the 3rd day of December, 1999.

                                    NEUBERGER BERMAN EQUITY ASSETS


                                    By:   /s/ Peter Sundman
                                         ---------------------------
                                    Name:  Peter Sundman
                                           -------------------------
                                    Title: Chairman of the Board and
                                           -------------------------
                                           Chief Executive Officer
Attest:

/s/ Claudia A. Brandon
------------------------
Claudia A. Brandon
Secretary